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this week a number of local restaurants
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and food carts are taking part in
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portland's first
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black restaurant week as part of a
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nationwide campaign that spotlights
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black owned businesses and today jovi is
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live at one of those businesses
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he joins us now with more from batter on
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deck
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hi joe hey yeah good morning kim so yeah
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it's restaurants it's food carts like
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batter on deck
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coffee shops you name it all featured as
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part of a black restaurant week
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northwest
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it's not just here in portland but it's
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throughout oregon washington as well
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isaiah bostic has been hosting us here
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at bat on deck one of the many
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participants
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the the concept here was basically food
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you might get at like you know the rose
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festival or
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like a ball game or something like that
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but you know that you can get it year
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round i guess
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right because you know we only get it
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one time a year and i always had a love
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for clown dogs
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um so being able to only get it one time
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at a year summertime was like man i want
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to get a taste one so
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only way i can get one was to make it
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myself but you put your own spin on it
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so
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we're gonna show you making one of your
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corn dogs right now this guy right here
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this is you first of all i found this
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interesting you actually cook the dog
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first
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right before you batter it and make it a
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cornbread right
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and then this one what is it that is a
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bacon wrap hot wing
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a bacon wrapped hot length all right now
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show me how we turn that into a corn dog
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all right

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so then we're gonna go straight to the
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batter and this is your own special
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recipe
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from scratch what do you need in like a
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good corn dog batter because i've never
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like made one from scratch
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i told you yeah i understand
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but no good uh flour
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you know that's the best amazing like
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cake cornbread
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it's like cake gotcha and then how long
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does it have to cook in there for so
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i'll leave this in there for maybe about
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seven minutes okay for five to seven
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minutes
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gotcha now we did make one we just made
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several ahead of time
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so now some of them usually you get them
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just like that popped up
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right there that's your the polish one
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this is the polish doll
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that's a big sucker right look at that
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thing okay and then
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some of them you can actually trick it
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out and put some stuff on
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the corner here this is the jumbo beef
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dog okay
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and what i'll do is put it in the middle
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and i turned it into a chili dog
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basically oh my goodness oh
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you kidding me chili dog
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oh then i'm gonna have the cheese yeah
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can you grab the cheese please
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yeah oh my goodness sorry no
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no problem while we're grabbing that
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cheese i'll let you know that battle on
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deck
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so they're located here off uh northeast
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157th and gleason
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and again they're one of several uh
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places uh represented
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participating in black restaurant week
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uh in the it's not just here in portland
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you got some in
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the vancouver area you know throughout
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oregon and washington
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you can check out we'll have a website

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with a list of them at kptv.com
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oh and once again with the melted cheese
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huh look at that
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oh my goodness so there you go
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uh again that's all here at batter on
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deck and you said you have like specials
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on on fridays
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so friday we do the ten dollar deal
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special yeah where we are you can get
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any corn dog
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a seasoned tornado potato and a battery
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or battery
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is strawberry pineapple lemonade
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oh my goodness all right well more
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information about them at kptv.com now
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kim is you know the other
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specialty they have are the tornado
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potatoes
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so coming up next i'm going to try my
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hand we're going to make one of these
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bad boys
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and try them for you oh my god can you
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can you look at that
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look at that it looks so good that is
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the
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yeah is that mayonnaise and mustard at
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the same time what did he just
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that that had three spouses that's sour
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cream
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sour cream and cheese before that before
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that sour cream and
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nacho cheese not much no that was
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cheddar cheese cheddar cheese yeah the
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nachos
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there you go that's that's enough for
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that's a corn dog for like four people
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right there look at that there
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my goodness my gosh it looks so good oh
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that with that potato and i want to know
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how you eat that potato
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right because it's it's still spiralized
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on that stick there like this
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take one bite just go right into it yeah
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yeah that looks so good now see that's a
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much more advanced corn dog than i was
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used to
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my secret as a corn dog or the fair is

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you bite the top off and then you can
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fill it with ketchup and mustard and
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then it holds it in there perfect
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yeah i like the way you think that's you
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probably whole different ball
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yeah you're gonna need a knife and fork
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and a beach towel as a napkin yeah